UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Outerwall Inc.

(Name of Subject Company (Issuer))

Aspen Merger Sub, Inc.

(Name of Filing Persons (Offeror))

a direct wholly owned subsidiary of

Aspen Parent, Inc.

(Name of Filing Persons (Offeror))

Apollo Management VIII, L.P.

(Name of Filing Persons (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

Aspen Merger Sub, Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Taurie M. Zeitzer

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$895,749,764	$90,202.00

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying (a) the offer price of $52.00 per share of common stock, par value $0.001 per share (“Shares”), of Outerwall Inc., a Delaware corporation (“Outerwall”), by (b) 17,225,957 Shares, which is the sum of (1) 17,215,401 Shares issued and outstanding (which includes 1,003,178 Shares issuable pursuant to time-based restricted stock and restricted stock earned pursuant to performance-based restricted stock awards, and unearned performance-based restricted stock awards) and (2) 10,556 Shares issuable upon the exercise of outstanding options with an exercise price that is less than $52.00. The foregoing share figures have been provided by Outerwall to the Offeror and are as of August 4, 2016, the most recent practicable date.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2016, issued August 27, 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $90,202.00	Filing Party: Aspen Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: August 5, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, “Schedule TO”) filed by Aspen Merger Sub, Inc., a Delaware corporation (the “Offeror”), Aspen Parent, Inc., a Delaware corporation (“Parent”), and Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”) on August 5, 2016. The Offeror is a wholly owned subsidiary of Parent. Parent is controlled by equity funds managed by Management VIII. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $52.00 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of July 24, 2016, by and among Outerwall, Parent, the Offeror, Redwood Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Redbox Merger Sub”), and Redbox Automated Retail, LLC, a Delaware limited liability company and a wholly owned subsidiary of Outerwall (“Redbox”), a copy of which is attached as Exhibit (d) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

COVER PAGE TO SCHEDULE TO

The information set forth on the cover page of the Schedule TO regarding the Offeror is hereby amended and restated in its entirety as set forth below:

“Aspen Merger Sub, Inc.

(Name of Filing Persons (Offeror))

a direct wholly owned subsidiary of

Aspen Parent, Inc.

(Name of Filing Persons (Offeror))

Apollo Management VIII, L.P.

(Name of Filing Persons (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))”

ITEMS 1	THROUGH 9 and ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The introductory language set forth on the cover page of the Offer to Purchase is hereby amended and restated in its entirety as set forth below:

“OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

OUTERWALL INC.

at

$52.00 PER SHARE, NET IN CASH

by

ASPEN MERGER SUB, INC.

a wholly owned subsidiary of Aspen Parent, Inc.,

ASPEN PARENT, INC.

and

APOLLO MANAGEMENT VIII, L.P.”

2.	The first sentence in the eleventh paragraph under Section 1 “Terms of the Offer” of the Offer to Purchase on page 15 of the Offer to Purchase is hereby amended by replacing the phrase “as promptly as practicable” with “promptly”.

3.	The first sentence in the first paragraph under Section 2 “Acceptance for Payment and Payment of Shares” of the Offer to Purchase on page 15 of the Offer to Purchase is hereby replaced in its entirety by the following:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the terms of the Merger Agreement, the terms and conditions of any such extension or amendment), including satisfaction or waiver of all of the Offer Conditions, the Offeror will, and Parent will cause the Offeror to, at, or promptly after, the Expiration Time, irrevocably accept for payment, and, at or promptly following acceptance for payment, pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer.”

4.	The first sentence in the first paragraph under the subheading “The Merger Agreement—The Offer” under Section 11 “Purpose of the Offer and Plans for Outerwall; Transaction Documents” of the Offer to Purchase on page 30 of the Offer to Purchase is hereby replaced in its entirety by the following:

“The Merger Agreement provides that the Offeror will commence the Offer and that, upon the terms and subject to the conditions of the Merger Agreement, including the satisfaction or waiver of all of the Offer Conditions described in Section 13—“Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offeror will, and Parent will cause the Offeror to, at or promptly following the Expiration Time, irrevocably accept for payment, and, at or promptly following acceptance for payment, pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer.”

5.	The first sentence in the fifth paragraph under the subheading “The Merger Agreement—The Offer” under Section 11 “Purpose of the Offer and Plans for Outerwall; Transaction Documents” of the Offer to Purchase on page 31 of the Offer to Purchase is hereby replaced in its entirety by the following:

“Subject to the terms and conditions of the Merger Agreement and the satisfaction or waiver of the Offer Conditions, the Offeror will, and Parent will cause the Offeror to, at or promptly following the Expiration Time, irrevocably accept for payment, and, at or promptly following acceptance for payment, pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer.”

6.	The last paragraph under Section 13 “Conditions of the Offer” of the Offer to Purchase on page 58 is hereby amended by adding the following sentence at the end of such paragraph:

“All of the above conditions, other than those conditions dependent upon the receipt of government approvals necessary to consummate the Offer, must be satisfied or waived at or prior to the Expiration Time.”

7.	The information set forth in Section 15 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase on page 59 is hereby amended and supplemented by adding the following as the second, third, fourth and fifth paragraphs under the heading “Litigation”:

“On August 15, 2016, Charles Baumgartner, a purported stockholder of Outerwall, filed a putative class action lawsuit challenging aspects of the Transactions in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Charles Baumgartner v. Outerwall Inc., et al., Case No. 2:16-cv-1281. The complaint names as defendants Outerwall and members of the Outerwall Board. The complaint alleges, among other things, that Outerwall and the Outerwall Board violated provisions of the Exchange Act by making untrue statements of material facts in the Schedule 14D-9 or failing to provide in the

Schedule 14D-9 all material information needed by Outerwall stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, a declaration from the court that the Transactions are unlawful and unenforceable, rescission and invalidation of the Merger Agreement and other agreements related to the Transactions, an injunction against the Transactions, imposition of a constructive trust regarding benefits improperly received by defendants through wrongful conduct, and an award of costs and disbursements, including attorneys’ and experts’ fees. As disclosed in the Schedule 14d-9, the defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, Parent and the Offeror will not necessarily announce such additional filings.

On August 16, 2016, Edward T. Hunter, a purported Outerwall stockholder, filed a putative class action lawsuit challenging aspects of the Transactions in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Edward T. Hunter v. Outerwall Inc., et al., Case No. 2:16-cv-1285. The complaint names as defendants Outerwall and members of the Outerwall Board. The complaint alleges, among other things, that Outerwall and the Outerwall Board violated provisions of the Exchange Act and breached their fiduciary duties under state law by making untrue statements of material facts in the Schedule 14D-9 or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, a declaration that the Schedule 14D-9 is materially false or misleading, an injunction against the Transactions, rescission of the Transactions or rescissory damages should the Transactions not be enjoined, an accounting for all damages caused by the defendants and for all profits and special benefits obtained by the defendants as a result of their breaches of fiduciary duties, and an award of costs, including attorneys’ and experts’ fees. As disclosed in the Schedule 14d-9, the defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, Parent and the Offeror will not necessarily announce such additional filings.

On August 19, 2016, Jesse Mallinger, a purported Outerwall stockholder, filed a putative class action lawsuit challenging aspects of the Transactions in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Jesse Mallinger v. Outerwall, Inc., et al., Case No. 2:16-cv-1316. The complaint names as defendants Outerwall and members of the Outerwall Board. The complaint alleges, among other things, that Outerwall and the Outerwall Board violated provisions of the Exchange Act by making untrue statements of material facts in the Schedule 14D-9 or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares and breached their fiduciary duties under state law by entering Outerwall into the Transactions. As relief, the complaint seeks, among other things, rescission of the Merger Agreement, an injunction against consummation of the Transactions, and an award of costs and disbursements, including attorneys’ and experts’ fees. As disclosed in the Schedule 14d-9, the defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, Parent and the Offeror will not necessarily announce such additional filings.”

On August 23, 2016, Dorothy Filippov, a purported Outerwall stockholder, filed a putative class action lawsuit challenging aspects of the Transactions in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Dorothy Filippov v. Outerwall, Inc., et al., Case No. 2:16-cv-1329. The complaint names as defendants Outerwall and members of the Outerwall Board. The complaint alleges, among other things, that Outerwall and the Outerwall Board violated provisions of the Exchange Act by making untrue statements of material facts in the Schedule 14D-9 or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against consummation of the Transactions, an award of damages should the Transactions not be enjoined, and an award of costs and disbursements, including attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, Parent and the Offeror will not necessarily announce such additional filings.

8.	The first paragraph of Section 18 “Miscellaneous” of the Offer to Purchase on page 62 is hereby replaced in its entirety by the following:

“The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASPEN MERGER SUB, INC.

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

ASPEN PARENT, INC.

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT VIII, L.P.

BY: AIF VIII Management, LLC, its General Partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

Dated: August 24, 2016